Exhibit 99.2

WOORI FINANCIAL GROUP INC.

CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019 AND FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2019 AND THE PERIOD FROM JANUARY 11, 2019 (DATE OF INCORPORATION) TO SEPTEMBER 30, 2019

The accompanying condensed separate interim financial statements including all footnote disclosures were prepared by and are the responsibility of the management of Woori Financial Group Inc.

Tae Seung Son

President and Chief Executive Officer

Main Office Address: (Road Name Address) 51, Sogong-ro, Jung-gu, Seoul

(Phone Number)        02-2125-2000

WOORI FINANCIAL GROUP INC.

SEPARATE INTERIM STATEMENTS OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2019 (UNAUDITED)

September 30, 2019
(Korean Won in millions)
ASSETS
Cash and cash equivalents (Notes 5 and 29)	248,582
Loans and other financial assets at amortized cost (Notes 4, 6, 7 and 29)	603,378
Investments in subsidiaries and associates (Note 8)	19,649,394
Premises and equipment (Note 9 and 29)	7,998
Intangible assets (Note 10)	3,752
Deferred tax assets (Note 26)	928
Other assets (Notes 11 and 29)	184

Total assets	20,514,216

LIABILITIES
Debentures (Notes 4, 7 and 12)	698,200
Provisions (Note 13)	597
Net defined benefit liability (Note 14)	5,633
Current tax liabilities	180,376
Other financial liabilities (Notes 4, 7, 15, 29 and 30)	10,389
Other liabilities (Notes 15 and 29)	4,680

Total liabilities	899,875

EQUITY
Owners’ equity:
Capital stock (Note 16)	3,611,338
Hybrid security (Note 17)	498,783
Capital surplus (Note 16)	14,872,063
Other equity (Note 18)	(761)
Retained Earnings (Note 19 and 20)
(Regulatory reserve for credit loss has no balance.
Regulatory reserve for credit loss to be reserved is 1,012 million Won.
Planned provision of regulatory reserve for credit loss is 1,012 million Won)	632,918

Total equity	19,614,341

Total liabilities and equity	20,514,216

See accompanying notes

WOORI FINANCIAL GROUP INC.

SEPARATE INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2019 AND THE PERIOD FROM JANUARY 11, 2019 (DATE OF INCORPORATION) TO SEPTEMBER 30, 2019

(UNAUDITED)

	2019
	Three months ended September 30	For the period from January 11, 2019 (Date of incorporation) to September 30, 2019
	(Korean Won in millions, except for per share data)
Interest income
Financial assets at amortized cost	3,472	3,981
Interest expense	2,353	3,216

Net interest income (Notes 21 and 29)	1,119	765
Fees and commissions income	—	—
Fees and commissions expense	2,513	9,925

Net fees and commissions loss (Note 22 and 29)	(2,513)	(9,925)
Dividend income (Note 23)	—	676,000

General and administrative expenses (Notes 24 and 29)	(9,624)	(30,234)

Operating income (loss)	(11,018)	636,606
Net other non-operating expense	(155)	(755)

Non-operating loss (Note 25)	(155)	(755)

Net income (loss) before income tax expense	(11,173)	635,851
Income tax benefit (Note 26)	232	639

Net income (loss) for the period (Adjusted net income after the provision of regulatory reserve: Three months: (10,943), For the period from January 11, 2019 (Date of incorporation) to September 30, 2019: 635,478) (Note 20)	(10,941)	636,490

Remeasurement of the net defined benefit liability	(316)	(761)

Items that will not be reclassified to profit or loss	(316)	(761)
Other comprehensive loss, net of tax	(316)	(761)

Total comprehensive income (loss)	(11,257)	635,729

Basic and diluted income (loss) per share (in Korean Won) (Note 27)	(21)	926

See accompanying notes

WOORI FINANCIAL GROUP INC.

SEPARATE INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE PERIOD FROM JANUARY 11, 2019 (DATE OF INCORPORATION)

TO SEPTEMBER 30, 2019 (UNAUDITED)

	Capital stock	Capital surplus	Hybrid Security	Other equity	Retained Earnings	Total equity
	(Korean Won in millions)
January 11, 2019 (Date of incorporation)	3,400,822	14,565,637	—	—	—	17,966,459
New stock issuance (Comprehensive stock exchange)	210,516	309,460	—	—	—	519,976
New stock issuance costs	—	(3,034)	—	—	—	(3,034)
Net income	—	—	—	—	636,490	636,490
Remeasurement of the net defined benefit liability	—	—	—	(761)	—	(761)
Issuance of hybrid security	—	—	498,783	—	—	498,783
Dividends to hybrid security	—	—	—	—	(3,572)	(3,572)

September 30, 2019	3,611,338	14,872,063	498,783	(761)	632,918	19,614,341

See accompanying notes

WOORI FINANCIAL GROUP INC.

SEPARATE INTERIM STATEMENTS OF CASH FLOWS

FOR THE PERIOD FROM JANUARY 11, 2019 (DATE OF INCORPORATION) TO

SEPTEMBER 30, 2019 (UNAUDITED)

For the period from January 11 2019 (Date of incorporation) to September 30, 2019
(Korean Won in millions)
Cash flows from operating activities:
Net income	636,490
Adjustments:
Income tax benefit	(639)
Interest income	(3,981)
Interest expense	3,216
Dividend income	(676,000)

(677,404)

Additions of expenses not involving cash outflows:
Retirement benefits	4,582
Depreciation and amortization	2,915

7,497

Changes in operating assets and liabilities:
Loans and other financial assets at amortized cost	(421,082)
Other assets	(184)
Other financial liabilities	(12,339)
Other liabilities	4,680

(428,925)

Interest income received	2,978
Interest expense paid	(2,205)
Dividend income received	676,000

Net cash provided by operating activities	214,431

Cash flows from investing activities:
Cash in-flows from investing activities	—
Cash out-flows from investing activities:
Acquisition of investments in joint ventures and associates	1,146,635
Acquisition of premises and equipment	6,596
Acquisition of intangible assets	4,630
Increase in guarantee deposits for leases	955

1,158,816

Net cash used in investing activities	(1,158,816)

Cash flows from financing activities:
Cash in-flows from financing activities:
Increase in borrowings	64,769
Issuance of debentures	698,171
Issuance of hybrid security	498,783

1,261,723
Cash out-flows from financing activities:
Decrease in borrowings	64,769
Repayment of lease liabilities	953
New stock issuance costs	3,034

68,756

(Continued)

WOORI FINANCIAL GROUP INC.

SEPARATE INTERIM STATEMENTS OF CASH FLOWS

FOR THE PERIOD FROM JANUARY 11, 2019 (DATE OF INCORPORATION) TO

SEPTEMBER 30, 2019 (UNAUDITED) (CONTINUED)

For the period from January 11 2019 (Date of incorporation) to September 30, 2019
(Korean Won in millions)
Net cash provided by financing activities	1,192,967

Net increase in cash and cash equivalents	248,582
Cash and cash equivalents, date of incorporation	—

Cash and cash equivalents, end of the period	248,582

See accompanying notes

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019 AND FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2019 AND THE PERIOD FROM JANUARY 11, 2019 (DATE OF INCORPORATION) TO SEPTEMBER 30, 2019

1.	GENERAL

(1)	Woori Financial Group

Effective as of January 11, 2019, Woori Financial Group Inc. (hereinafter referred to the “Company”) was established in accordance with Financial Holding Companies Act for the main purposes of controlling subsidiaries that operate financial business and similar business closely related to finance, through comprehensive stock transfer under Article 360-15 of the Korean Commercial Code of Woori Bank, Woori FIS Co., Ltd., Woori Finance Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Service Co., Ltd. and Woori Private Equity Asset Management Co., Ltd..

The head office of the Company is located in 51, Sogong-ro, Jung Gu, Seoul, Korea. As of September 30, 2019, the common stock of the Company amounts to 3,611,338 million Korean Won, and the Korea Deposit Insurance Corporation (“KDIC”), the majority shareholder of the Company holds 124,604,797 shares (17.25% ownership interest) of the Company’s shares issued. The Company’s common stocks were listed on the Korea Exchange on February 13, 2019 and its American Depositary Shares (ADSs) are being traded as the original stock on the New York Stock Exchange since the same date.

(2)	The stock transfer of the Company and its subsidiaries on the date of incorporation is as follows:

Subsidiaries	Total number of issued shares	Exchange ratio per share	Number of shares in the Company
Woori Bank	676,000,000	1.0000000	676,000,000
Woori FIS Co., Ltd.	4,900,000	0.2999708	1,469,857
Woori Finance Research Institute Co., Ltd.	600,000	0.1888165	113,289
Woori Credit Information Co., Ltd.	1,008,000	1.1037292	1,112,559
Woori Fund Service Co., Ltd.	2,000,000	0.4709031	941,806
Woori Private Equity Asset Management Co., Ltd.	6,000,000	0.0877992	526,795

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

(1)	Basis of presentation

The Company’s separate interim financial statements are prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting. It contains less information than the information required in the annual financial statements. Significant accounting policies applied in the preparation of the financial statements are described below.

The Company is preparing its financial statements in accordance with the IFRS, and the separate financial statements are prepared in accordance with IAS 27 “Separate Financial Statements”. The financial statements of the parent, associate or joint venture represent the investment assets in a manner that is based on direct equity investments, not based on the reported performance and net assets of the investee.

The financial statements are prepared at the end of each reporting period in historical cost basis, except for certain non-current assets and financial assets that are either revalued or measured in fair value. Historical cost is generally measured at the fair value of consideration given to acquire assets.

(2)	Investments in subsidiaries and Associates in separate financial statements

The Company selects and processes the cost method in accordance with IAS 27 for investments in subsidiaries, associates and jointly controlled entities, except for those classified as held for sale in accordance with IFRS 5 ‘Non-current assets held for sale and discontinued operations’. Dividends received from subsidiaries, associates and jointly controlled entities are recognized as dividend income when the right to receive dividends is established.

(3)	Revenue recognition

i)	Revenue from contracts with customers

The Company recognizes revenue when the Company satisfies a performance obligation by transferring a promised good or service to a customer. When a performance obligation is satisfied, the Company shall recognize as a revenue the amount of the transaction price that is allocated to that performance obligation. The transaction price is the amount of consideration to which the Company expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties.

ii)	Other revenue from contracts with customers

Interest income on financial assets measured at FVTOCI and financial assets at amortized costs is measured using the effective interest method.

The effective interest method is a method of calculating the amortized cost of debt securities (or group of financial assets) and of allocating the interest income over the expected life of the asset. The effective interest rate is the rate that exactly discounts estimated future cash flows to the instrument’s initial total carrying amount over the expected period, or shorter if appropriate. Future cash flows include commissions and cost of reward points (limited to the primary component of effective interest rate) and other premiums or discounts that are paid or received between the contractual parties, and future cash flows exclude expected credit loss when calculating the effective interest rate. All contractual terms of a financial instrument are considered when estimating future cash flows.

For purchased or originated credit-impaired financial assets, interest revenue is recognized by applying the credit-adjusted effective interest rate to the amortized cost of the financial asset from initial recognition. Even if the financial asset is no longer impaired in the subsequent periods due to credit improvement, the basis of interest revenue calculation is not changed from amortized cost to unamortized cost of the financial assets.

(4)	Accounting for foreign currencies

The Company’s separate financial statements are presented in Korean Won, which is the functional currency of the Company. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at its prevailing exchange rates at the date.

Assets and liabilities of the foreign operations subject to consolidation are translated into Korean Won at foreign exchange rates at the end of the reporting period. Except for situations in which it is required to use exchange rates at the date of transaction due to significant changes in exchange rates during the period, items that belong to profit or loss shall be measured by average exchange rate, with foreign exchange differences recognized as other comprehensive income and added to equity (allocated to non-controlling interests, if appropriate). When foreign operations are disposed, the controlling interest’s share of accumulated foreign exchange differences related to such foreign operations will be reclassified to profit or loss, while non-controlling interest’s corresponding share will not be reclassified.

Adjustments to fair value of identifiable assets and liabilities, and goodwill arising from the acquisition of foreign operations will be treated as assets and liabilities of the corresponding foreign operation, and is translated using foreign exchange rates at the end of the period. The foreign exchange differences are recognized in equity.

(5)	Cash and cash equivalents

The Company is classifying cash on hand, demand deposits, interest-earning deposits with original maturities of up to three months on acquisition date, and highly liquid investments that are readily convertible to known amounts of cash and subject to an insignificant risk of changes in value as cash and cash equivalents.

(6)	Financial assets and financial liabilities

The Company’s accounting policies in accordance with the newly adopted IFRS 9 are as follows:

i)	Financial assets

A regular way purchase or sale of financial assets is recognized or derecognized on the trade or settlement date. A regular way purchase or sale is a purchase or sale of a financial asset under a contract whose term requires delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned.

On initial recognition, financial assets are classified into financial assets at FVTPL, financial assets at FVTOCI, and financial assets at amortized cost.

a)	Business model

The Company evaluates the way business is being managed, and the purpose of the business model for managing a financial asset best reflects the way information is provided to the management at its portfolio level. Such information considers the following:

•

The accounting policies and purpose specified for the portfolio, and the actual operation of such policies. This includes strategy of the management focusing on the receipt of contractual interest revenue, maintaining a certain level of interest income, matching the duration of financial assets and the duration of corresponding liabilities to obtain the asset, and outflow or realization of expected cash flows from disposal of assets

•	The way the performance of a financial asset held under the business model is evaluated, and the way such evaluation is being reported to the management

•	The risk affecting the performance of the business model (and financial assets held under the business model), and the way such risk is being managed

•	The compensation plan for the management (e.g. whether the management is being compensated based on the fair value of assets or based on contractual cash flows received)

•	Frequency, amount, timing and reason for sale of financial assets in the past, and forecast of future sale activities.

b)	Contractual cash flows

The principal is defined to be the fair value of a financial asset at initial recognition. Interest is not only composed of consideration for the time value of money, consideration for the credit risk related to remaining principal at a certain period of time, and consideration for other cost (e.g. liquidity risk and cost of operation) and fundamental risk associated with lending, but also profit.

When evaluating whether contractual cash flows are solely payments of principal and interests, the Company considers the contractual terms of the financial instrument. When a financial asset contains contractual conditions that modify the timing and amount of contractual cash flows, it is required to determine whether contractual cash flows that arise during the remaining life of the financial instrument due to such contractual condition are solely payments of principal and interest. The Company considers the following elements when evaluating the above:

•	Conditions that lead to modification of timing or amount of cash flows

•	Contractual terms that adjust contractual nominal interest, including floating rate features

•	Early payment features and maturity extension features

•	Contractual terms that limit the Company’s claim on cash flows arising from certain assets (e.g. non-recourse feature)

①	Financial assets at FVTPL

The Company is classifying those financial assets that are not classified as either financial assets at amortized cost or financial assets at FVTOCI, and those designated to be measured at FVTPL, as financial assets at FVTPL. Financial assets at FVTPL are measured at fair value, and related profit or loss is recognized in net income. Transaction costs related to acquisition at initial recognition is recognized in net income immediately upon its occurrence.

It is possible to designate a financial asset as financial asset at FVTPL if at initial recognition: (a) it is possible to remove or significantly reduce recognition or measurement mismatch that may otherwise have occurred if not for its designation as financial asset at FVTPL; (b) the financial asset forms part of the Company’s financial instrument group (A group composed of a combination of financial asset or liability), is measured at fair value and is being evaluated for its performance, and such information is provided internally; and (c) the financial asset is part of a contract that contains one or more of embedded derivatives, and is a hybrid contract in which designation as financial asset at FVTPL is allowed under IFRS 9 ‘Financial Instruments’. However, the designation is irrevocable.

②	Financial assets at FVTOCI

When financial assets are held under a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and when contractual cash flows from such financial assets are solely payments of principal and interest, the financial assets are classified as financial assets at FVTOCI. Also, for investments in equity instruments that are not held for short-term trade, an irrevocable election is available at initial recognition to present subsequent changes in fair value as other comprehensive income.

At initial recognition, financial assets at FVTOCI is measured at its fair value plus any direct transaction cost and is subsequently measured in fair value. However, for equity instruments that do not have a quotation in an active market and in which fair value cannot be measured reliably, they are measured at cost. The changes in fair value except for profit or loss items such as impairment losses (reversals), interest revenue calculated by using effective interest method, and foreign exchange gain or loss, and related income tax effects are recognized as other comprehensive income until the asset’s disposal. Upon derecognition, the accumulated other comprehensive income is reclassified from equity to net income for FVTOCI (debt instrument), and reclassified within the equity for FVTOCI (equity instruments)

③	Financial assets at amortized cost

When financial assets are held under a business model whose objective is to hold financial assets in order to collect contractual cash flows, and when contractual cash flows from such financial assets are solely payments of principal and interest, the financial assets are classified as financial assets at amortized cost. At initial recognition, financial assets at amortized cost are recognized at fair value plus any direct transaction cost. Financial assets at amortized cost is presented at amortized cost using effective interest method, less any loss allowance.

ii)	Financial liabilities

At initial recognition, financial liabilities are classified into either financial liabilities at FVTPL or financial liabilities at amortized cost.

Financial liabilities are usually classified as financial liabilities at FVTPL when they are acquired with a purpose to repurchase them within a short period of time, when they are part of a certain financial instrument portfolio that is actually and recently being managed with a purpose of short-term profit and joint management by the Company at initial recognition, and when they are derivatives that do not qualify as hedging instruments. Financial liabilities at FVTPL are measured at fair value plus direct transaction cost at initial recognition and are subsequently measured at fair value. Profit or loss arising from financial liabilities at FVTPL is recognized in net income when occurred.

It is possible to designate a financial liability as financial liability at FVTPL if at initial recognition: (a) it is possible to remove or significantly reduce recognition or measurement mismatch that may otherwise have occurred if not for its designation as financial liability at FVTPL; (b) the financial liability forms part of the Company’s financial instrument group (A group composed of a combination of financial asset or liability) according to the Company’s documented risk management or investment strategy, is measured at fair value and is being evaluated for its performance, and such information is provided internally; and (c) the financial liability is part of a contract that contains one or more of embedded derivatives, and is a hybrid contract in which designation as financial liability at FVTPL is allowed under IFRS 9 ‘Financial Instruments’.

Financial liabilities designated as at FVTPL are initially recognized at fair value, with any direct transaction cost recognized in profit or loss, and are subsequently measured at fair value. Any profit or loss from financial liabilities at FVTPL are recognized in profit or loss.

Financial liabilities not classified as financial liabilities at FVTPL are measured at amortized cost. The Company is classifying liabilities such as borrowings etc. as financial liabilities at amortized cost.

iii)	Reclassification

Financial assets are not reclassified after initial recognition unless the Company modifies the business model used to manage financial assets. When the Company modifies the business model used to manage financial assets, all affected financial assets are reclassified on the first day of the first reporting period after the modification.

iv)	Derecognition

Financial assets are derecognized when contractual rights to cash flows from the financial assets are expired, or when substantially all of risk and reward for holding financial assets is transferred to another entity as a result of a sale of financial assets. If the Company does not have and does not transfer substantially all of the risk and reward of holding financial assets with control of the transferred financial assets retained, the Company recognizes financial assets to the extent of its continuing involvement. If the Company holds substantially all the risk and reward of holding a financial asset, it continues to recognize that asset and proceeds are accounted for as collateralized borrowings.

When a financial asset is fully derecognized, the difference between the book value and the sum of proceeds and accumulated other comprehensive income is recognized as profit or loss in case of FVTOCI (debt instruments), and as retained earnings for FVTOCI (equity instruments).

In cases when a financial asset is not fully derecognized, the Company allocates the book value into amounts retained in the books and removed from the books, based on the relative fair value of each portion at the date of sale, and based on the degree of continuing involvement. For the derecognized portion of the financial assets, the difference between its book value and the sum of proceeds and the portion of accumulated other comprehensive income attributable to that portion will be recognized in profit or loss in case of debt instruments and recognized in retained earnings in case of equity instruments. The accumulated other comprehensive income is distributed to the portion of book value retained in the books, and to the portion of book value removed from the books.

The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or have expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

When the Company exchanges with the existing lender one debt instrument into another one with the substantially different terms, such exchange is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. Similarly, the Company accounts for substantial modification of terms of an existing liability or part of it as an extinguishment of the original financial liability and the recognition of a new liability. It is assumed that the terms are substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective rate is at least 10 percent different from the discounted present value of the remaining cash flows of the original financial liability.

v)	Fair value of financial instruments

Financial assets at FVTPL and financial assets at FVTOCI are measured and presented in financial statements at their fair values, and all derivatives are also subject to fair value measurement.

Fair value is defined as the price that would be received to exchange an asset or paid to transfer a liability in a recent transaction between independent parties that are reasonable and willing. Fair value is the transaction price of identical financial assets or financial liabilities generated in an active market. An active market is a market where trade volume is sufficient and objective price information is available due to the fact that bid and ask price differences are small.

When trade volume of a financial instrument is low, when transaction prices within the market show large differences among them, or when it cannot be concluded that a financial instrument is being traded within an active market due to disclosures being extremely limited, fair value is measured using valuation techniques based on alternative market information or using internal valuation techniques based on general and observable information obtained from objective sources. Market information includes maturity and characteristics, duration, similar yield curve, and variability measurement of financial instruments of similar nature. Fair value amount contains unique assumptions on each entity (the Company concluded that it is using assumptions applied in valuing financial instruments in the market, or risk-adjusted assumptions in case marketability does not exist).

The market approach and income approach, which are valuation techniques used to estimate the fair value of financial instruments, both require significant judgment. Market approach measures fair value using either a recent transaction price that includes the financial instrument, or observable information on comparable firm or assets. Income approach measures fair value through discounting future cash flows with a discount rate reflecting market expectations, and revenue, operating income, depreciation, capital expenditures, income tax, working capital and estimated residual value of financial investments are being considered when deriving future cash flows. Valuation techniques such as the above include estimates based on the financial instruments’ complexity and usefulness of observable information in the market.

vi)	Expected credit losses on financial assets

The Company recognizes loss allowance on expected credit losses for the following assets:

•	Financial assets at amortized cost

•	Debt instruments measured at FVTOCI

•	Contract assets as defined by IFRS 15

Expected credit losses are weighted-average value of a range of possible results, considering the time value of money, and are measured by incorporating information on past events, current conditions and forecasts of future economic conditions that are available without undue cost or effort at the reporting date.

The methods to measure expected credit losses are classified into following three categories in accordance with IFRS:

•	General approach: Financial assets that does not belong to below two models and unused loan commitments

•	Simplified approach: When financial assets are either trade receivables, contract assets or lease receivables

•	Credit impairment model: Purchased or originated credit-impaired financial assets

a)	Measurement of expected credit losses on financial asset at amortized cost

The expected credit losses on financial assets at amortized cost is measured by the difference between the contractual cash flows during the period and the present value of expected cash flows. Expected cash inflows are computed for individually significant financial assets in order to calculate expected credit losses.

When financial assets that are not individually significant, they are included in a group of financial assets with similar credit risk characteristics and expected credit losses of the group are calculated collectively.

Expected credit losses are deducted through loss allowance account, and when the financial asset is determined to be uncollectible, the loss allowance is written off from the books along with the related financial asset. When loan receivable previously written off is subsequently collected, the related loss allowance is increased and changes in loss allowance are recognized in profit or loss.

b)	Measurement of expected credit losses on financial asset at FVTOCI

The measurement method of expected credit loss is identical to financial asset at amortized cost, but changes in the allowance is recognized in other comprehensive income. When financial assets at FVTOCI is disposed or repaid, the related allowance is reclassified from other comprehensive income to net income.

(7)	Offsetting financial instruments

Financial assets and liabilities are presented as a net amount in the statements of financial position when the Company has an enforceable legal right and an intention to settle on a net basis or to realize an asset and settle the liability simultaneously.

(8)	Premises and equipment

Premises and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of premises and equipment is expenditures directly attributable to their purchase or construction, which includes any cost directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. It also includes the initial estimate of costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent costs are recognized in the carrying amount of an asset or as a separate asset (if appropriate) if it is probable that future economic benefit associated with the assets will flow into the Company and the cost of an asset can be measured reliably. Routine maintenance and repairs are expensed as incurred.

While land is not depreciated, for all other premises and equipment, depreciation is charged to net income on a straight-line basis by applying the following estimated economic useful lives on the amount of cost or revalued amount less residual value.

Useful life
Leasehold Improvement	5 years
Properties for business purpose	5 years
Right-of-use asset	Contract period

The Company reassesses the depreciation method, the estimated useful lives and residual values of premises and equipment at the end of each reporting period. If changes in the estimates are deemed appropriate, the changes are accounted for as a change in an accounting estimate. When there is an indicator of impairment and the carrying amount of a premises and equipment item exceeds the estimated recoverable amount, the carrying amount of such asset is reduced to the recoverable amount.

(9)	Intangible assets and goodwill

The Company is recognizing intangible assets measured at the manufacturing cost or acquisition cost plus additional incidental expenses less accumulated amortization and accumulated impairment losses. The Company’s intangible asset are amortized over the following economic lives using the straight-line method. The estimated useful life and amortization method are reviewed at the end of each reporting period. If changes in the estimates are deemed appropriate, the changes are accounted for as a change in an accounting estimate.

Useful life
Software	5 years or period of use
Development cost	5 years

In addition, when an indicator that intangible assets are impaired is noted, and the carrying amount of the asset exceeds the estimated recoverable amount of the asset, the carrying amount of the asset is reduced to its recoverable amount immediately.

(10)	Impairment of non-monetary assets

Intangible assets with indefinite useful lives or intangible assets that are not yet available for use are tested for impairment annually, regardless of whether or not there is any indication of impairment. All other assets are tested for impairment by estimating the recoverable amount when there is an objective indication that the carrying amount may not be recoverable. Recoverable amount is the higher of value in use or net fair value, less costs to sell. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and such impairment loss is recognized immediately in net income.

(11)	Provisions

The Company recognizes provision if (a) it has present or contractual obligations as a result of the past event, (b) it is probable that an outflow of resources will be required to settle the obligation and (c) the amount of the obligation is reliably estimated. Provision is not recognized for the future operating losses.

Where the Company is required to restore a leased property that is used as an office to an agreed condition after the contractual term expires, the present value of expected amounts to be used to dispose, decommission or repair the facilities is recognized as an asset retirement obligation.

Where there are a number of similar obligations, the probability that an outflow will be required in settlement is determined by considering the obligations as a whole. Although the likelihood of outflow for any one item may be small, if it is probable that some outflow of resources will be needed to settle the obligations as a whole, a provision is recognized.

(12)	Capital and compound financial instruments

The Company classifies a financial instrument that it issues as a financial liability or an equity instrument in accordance with the substance of the contractual arrangement. A financial liability is a contractual obligation to deliver cash or another financial asset to another entity. An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. A compound financial instrument includes both equity and liability characteristics at the same time and therefore the financial instrument as a whole cannot be classified as either a financial liability or an equity instrument.

If the Company reacquires its own equity instruments, the consideration paid including the direct transaction costs (net of income tax expense) are presented as a deduction from total equity until such instruments are retired or reissued. When these instruments are reissued, the consideration received (net of direct transaction costs) is included in the shareholder’s equity.

(13)	Employee benefits and pensions

The Company recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for the services rendered by the employees. Also, the Company recognizes expenses and liabilities in the case of accumulating compensated absences when the employees render services that entitle their right to future compensated absences. Similarly, the Company recognizes expenses and liabilities for customary profit distribution or bonuses when the employees render services, even though the Company does not have legal obligation to do so because it can be construed as constructive obligation.

The Company is operating defined benefit plans. For defined benefit plans, the defined benefit liability is calculated through an actuarial assessment using the projected unit credit method every end of the reporting period, conducted by professional actuaries. Remeasurement, comprising actuarial gains and losses, the return on plan assets (excluding interest), and the effect of the changes to the asset ceiling (if applicable) is reflected immediately in the separate statement of financial position with a charge or credit recognized in other comprehensive income in the period in which they occur.

Remeasurement recognized in the statement of comprehensive income is not reclassified to profit or loss in the subsequent periods. Past service cost is recognized in profit or loss in the period of a plan amendment. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability or asset. Defined benefit costs are composed of service cost (including current service cost and past service cost, as well as gains and losses on curtailments and settlements), net interest expense (income) and remeasurement.

The Company presents the service cost and net interest expense (income) components in profit or loss, and the remeasurement component in other comprehensive income. Curtailment gains and losses are accounted for as past service costs.

The retirement benefit obligation recognized in the separate statement of financial position represents the actual deficit or surplus in the Company’s defined benefit plans. Any surplus resulting from this calculation is recognized as an asset limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plans.

Liabilities for termination benefits are recognized at the earlier of either 1) the date when the Company is no longer able to cancel its proposal for termination benefits or 2) the date when the Company has recognized the cost of restructuring that accompanies the payment of termination benefits.

(14)	Share-based payment

For cash-settled share-based payment transactions that provide cash in return for the goods or services received, the Company measures the goods or services received, and the corresponding liability at the fair value and recognizes as employee benefit expenses and liabilities during the vesting period.

The fair value of the liability is remeasured at the end of each reporting period and the settlement date until the liability is settled, and changes in fair value are recognized as employee benefits.

(15)	Income taxes

Income tax expense is composed of current tax and deferred tax. That is, income tax expense is composed of taxes payable or refundable during the period and deferred taxes calculated by applying asset-liability method to taxable and deductible temporary differences arising from operating loss and tax credit carryforwards. Temporary differences are the differences between the carrying values of assets and liabilities for financial reporting purposes and their tax bases. Deferred income tax benefit or expense is recognized for the change in deferred tax assets or liabilities. Deferred tax assets and liabilities are measured as of the reporting date using the enacted or substantively enacted tax rates expected to apply in the period in which the liability is settled or asset realized. Deferred tax assets, including the carryforwards of unused tax losses, are recognized to the extent it is probable that the deferred tax assets will be realized.

The Company, as a consolidation group for its wholly-owned subsidiaries applies consolidated tax return approach, in which the Company and its subsidiaries are consolidated into a single tax base and tax amount. The Company determined whether temporary differences are realizable by considering the Company and each subsidiary’s future taxable income. For the changes in deferred income tax asset (liability), the Company recognized income tax expense (benefit), excluding the amounts that are directly adjusted from equity. Also, as the Company became the consolidation entity for tax filings and tax returns, it recognized the total amount of income tax payables as liabilities and individual tax amounts to be received from each of its wholly-owned subsidiaries as receivables.

Deferred income tax assets and liabilities are offset if, and only if, the Company has a legally enforceable right to offset current tax assets against current tax liabilities, and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority or when the entity intends to settle current tax liabilities and assets on a net basis with different taxable entities.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill. Deferred tax assets or liabilities are not recognized if they arise from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Current and deferred taxes are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity or when it arises from business combination.

(16)	Earnings per share (“EPS”)

Basic EPS is a calculation of net income per each common stock. It is calculated by dividing net income attributable to ordinary shareholders by the weighted-average number of common shares outstanding. Diluted EPS is calculated by adjusting the earnings and number of shares for the effects of all dilutive potential common shares.

(17)	Leases

①	Definition of lease

The Company determines whether the contract is, or contains, a lease at the date of initial application. A contract is, or contains a lease if the right to control the use of an identified asset is transferred in exchange for the consideration received for a period of time. For a contract that contains a lease component, as a practical expedient, the company may elect, by class of underlying asset, not to separate non-lease components from lease components, and instead account for each lease component and any associated non-lease components as a single lease component.

②	Lessee

At the commencement date, the Company recognizes a right-of-use asset and a lease liability. For initial recognition, a right-of-use asset is measured at a cost less any accumulated depreciation and any accumulated impairment losses, adjusted for any remeasurement of the lease liability. If a right-of-use asset satisfies the definition of an investment property, it can be presented as an investment property. A right-of-use asset as an investment property is initially measured at a cost and subsequently measured at fair value, in line with the Company’s accounting policy on the investment property.

At the commencement date, a lease liability is measured at the present value of the lease payments that are not paid at that date. The lease payments are discounted using the interest rate implicit in the lease, if the rate can be readily determined. If the rate cannot be readily determined, the Company’s incremental borrowing rate can be used. Generally, the Company uses incremental borrowing rate as a discount rate.

A lease liability is subsequently measured by increasing the carrying amount to reflect interest rate on the lease liability and reducing the carrying amount to reflect the lease payments made. A lease liability is remeasured when future lease payments change, depending on the changes in an index or a rate, change in amounts expected to be payable due to residual value guarantees, assessment of whether the Company is reasonably certain to exercise the purchase option and extension option, the Company is not reasonably certain to exercise the termination options.

A Company’s judgment is used when determining the lease term for some contracts that contain extension options. The assessment on whether the Company is reasonably certain to exercise the extension option could affect the lease term, and therefore, the lease liability and the right-of-use asset could be significantly affected.

The Company chose not to recognize the right-of-use asset and the lease liability for the short-term leases and some leases for which the underlying asset is of low value (e.g. IT facilities). The Company recognizes the lease payments associated with those leases as an expense on a straight-line basis over the lease term.

③	Lessor

The Company classifies its leases as either an operating lease or a finance lease, and has different accounting treatments for the two types of lease.

According to the Standards, if a lessor subleases an asset, the head lease and sublease must be accounted for as separate contracts, and the sublease is classified by reference to the assets arising from its head lease.

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS

The significant accounting estimates and assumptions are continuously being evaluated based on numerous factors including historical experiences and expectations of future events considered to be reasonably possible. Actual results can differ from those estimates based on such definitions. The accounting estimates and assumptions that contain significant risk of materially changing current book values of assets and liabilities in the next accounting periods are as follows:

(1)	Income taxes

The Company has recognized current and deferred taxes based on best estimates of expected future income tax effect arising from the Company’s operations until the end of the current reporting period. However, actual tax payment may not be identical to the related assets and/or liabilities already recognized, and these differences may affect current taxes and deferred tax assets/liabilities at the time when income tax effects are finalized. Deferred tax assets relating to tax losses carried forward and deductible temporary differences are recognized only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the deductible temporary differences can be utilized. In this case the Company’s evaluation considers various factors such as estimated future taxable profit based on forecasted operating results, which are based on historical financial performance. The Company is reviewing the book value of deferred tax assets every end of the reporting period and in the event that the possibility of earning future taxable income changes, the deferred tax assets are adjusted up to taxable income sufficient to use deductible temporary differences.

(2)	Valuation of financial instruments

Financial assets at FVTPL and FVTOCI are recognized in the separate financial statements at fair value. All derivatives are measured at fair value. Valuation techniques are required in order to determine fair values of financial instruments where observable market prices do not exist. Financial instruments that are not actively traded and have low price transparency will have less objective fair value and require broad judgment in liquidity, concentration, uncertainty in market factors and assumption in price determination and other risks.

As described in Note 2-(6)-5), ‘Fair value of financial instruments’, when valuation techniques are used to determine the fair value of a financial instrument, various general and internally developed techniques are used, and various types of assumptions and variables are incorporated during the process.

(3)	Impairment of financial instruments

IFRS 9 requires entities to measure loss allowance equal to 12-month expected credit losses or lifetime expected credit losses after classifying financial assets into one of the three stages, which depends on the degree of increase in credit risk after their initial recognition.

	Stage 1	Stage 2	Stage 3
	Credit risk has not significantly increased since initial recognition(*)	Credit risk has significantly increased since initial recognition	Credit has been impaired
Allowance for expected credit losses	Expected 12-month credit losses: Expected credit losses due to possible defaults on financial instruments within a 12-month period from the end of reporting period.	Expected lifetime credit losses: Expected credit losses from all possible defaults during the expected lifetime of the financial instruments.

(*)	Credit risk may be considered to not have been significantly increased when credit risk is low at the end of reporting period.

The Company has estimated the allowance for credit losses based on reasonable and supportable information that was available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions.

(4)	Defined benefit plan

The Company operates a defined benefit pension plan. Defined benefit obligation is calculated at every end of the reporting period by performing actuarial valuation, and estimation of assumptions such as discount rate, expected wage growth rate and mortality rate is required to perform such actuarial valuation. The defined benefit plan, due to its long-term nature, contains significant uncertainties in its estimates.

4.	RISK MANAGEMENT

The Company is exposed to various risks that may arise from its operating activities and credit risk, market risk and liquidity risk are the main types of risks. In order to manage such risks, the Risk Management Committee analyzes, assesses, and establishes risk management standards, including policies, guidelines, management systems and decision-making to ensure sound management of the Group.

The Risk Management Committee, Chief Risk Officer (“CRO”) and the Risk Management Department are operated as risk management organizations. The board of directors operates the Risk Management Committee, composed of nonexecutive directors for professional risk management. The Risk Management Committee performs as the top decision-making body for risk management by establishing fundamental risk management policies that are consistent with the Group’s management strategy and by determining the Group’s acceptable level of risk.

CRO assists the Risk Management Committee and operates the Group Risk Management Council, which is composed of the risk management officers of the subsidiaries, to periodically check and improve the external environment and the Group’s risk burden. The Risk Management Department which is independently structured, controls the risk management matter of the Group and reports key risks and assists decision-making.

(1)	Credit risk

Credit risk represents the possibility of financial losses incurred when the counterparty fails to fulfill its contractual obligations. The goals of credit risk management are to maintain the Company’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

i)	Credit risk management

The Company measures expected loss on assets subject to credit risk management and use it as a management indicator.

ii)	Maximum exposure to credit risk

The maximum exposure to credit risk for financial instruments is as follows (Unit: Korean Won in millions):

		September 30, 2019
Loans and other financial assets at amortized cost	Banks	547,399
	Corporates	55,979

	Total	603,378

a)	Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

September 30, 2019
Korea
Loans and other financial assets at amortized cost	603,378

b)	Credit risk exposure by industries

The following tables analyze credit risk exposure by industries, which are finance and insurance and others in accordance with the Korea Standard Industrial Classification Code (Unit: Korean Won in millions):

	September 30, 2019
	Finance and insurance	Others	Total
Loans and other financial assets at amortized cost	602,053	1,325	603,378

iii)	Credit risk exposure

The credit soundness for financial assets is as follows (Unit: Korean Won in millions):

	September 30, 2019
	Stage 1		Stage 2		Stage 3	Total	Allowance for loan losses	Total, net	Collateral value of impaired asset
	Above appropriate credit rating (*1)	Less than a limited credit rating (*3)	Above appropriate credit rating (*2)	Less than a limited credit rating (*3)
Loans and other financial assets at amortized cost	603,378	—	—	—	—	603,378	—	603,378	—
Banks	547,399	—	—	—	—	547,399	—	547,399	—
Corporates	55,979	—	—	—	—	55,979	—	55,979	—
General corporates	55,979	—	—	—	—	55,979	—	55,979	—

Total	603,378	—	—	—	—	603,378	—	603,378	—

(*1)	Credit grade of corporates are AAA ~ BBB.
(*2)	Credit grade of corporates are A- ~ BBB
(*3)	Credit grade of corporates are BBB- ~ C.

(2)	Market risk

Market risk is the possible risk of loss arising from trading and non-trading activities in the volatility of market factors such as interest rates, stock prices, and foreign exchange rates. The Company’s major market risk is interest rate risk.

The Company estimates and manages risks related to changes in interest rate due to the difference in the maturities of interest-bearing assets and liabilities and discrepancies in the terms of interest rates. Cash flows (both principal and interest), interest-bearing assets and liabilities, presented by each repricing date, are as follows (Unit: Korean Won in millions):

	September 30, 2019
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost	248,582	402,800	—	—	—	—	651,382
Liability:
Debentures	3,893	3,893	3,893	3,893	62,279	771,879	849,730

(3)	Liquidity risk

Liquidity risk refers to the risk that the Company may encounter difficulties in meeting obligations from its financial liabilities.

i)	Liquidity risk management

Liquidity risk management is to prevent potential cash shortages as a result of mismatching the assets and liabilities or unexpected cash outflows. The financial liabilities in the statement of financial position that are relevant to liquidity risk are incorporated within the scope of risk management.

The Company manages liquidity risk by identifying the maturity gap and such gap ratio through various cash flows analysis (i.e. based on remaining maturity and contract period, etc.).

ii)	Maturity analysis of non-derivative financial liabilities

a)	Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	September 30, 2019
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Debentures	3,893	3,893	3,893	3,893	62,279	771,879	849,730
Other financial liabilities	6,558	327	1,952	345	1,207	—	10,389

Total	10,451	4,220	5,845	4,238	63,486	771,879	860,119

b)	Cash flows of principals and interests by expected maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	September 30, 2019
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Debentures	3,893	3,893	3,893	3,893	62,279	771,879	849,730
Other financial liabilities	6,558	327	1,952	345	1,207	—	10,389

Total	10,451	4,220	5,845	4,238	63,486	771,879	860,119

5.	CASH AND CASH EQUIVALENTS

(1)	Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

September 30, 2019
Demand deposits	48,582
Time deposits	200,000

Total	248,582

(2)	Significant transactions not involving cash inflows and outflows from investing and financing activities are as follows (Unit: Korean Won in millions):

For the period from January 11, 2019 (date of incorporation) to September 30, 2019
Changes in right-of-use assets due to new contract	3,439
Changes in lease liabilities due to new contract	2,812
Comprehensive stock transfer	18,502,760
Changes in hybrid security accrued dividends	3,572

6.	LOANS AND OTHER FINANCIAL ASSETS AT AMORTIZED COST

(1)	Details of loans and other financial assets at amortized cost are as follows (Unit: Korean Won in millions):

September 30, 2019
Due from banks	400,000
Other financial assets	203,378

Total	603,378

(2)	Details of due from banks are as follows (Unit: Korean won in millions):

September 30, 2019
Due from banks in local currency:	400,000
Due from depository banks	400,000

(3)	Details of other financial assets are as follows (Unit: Korean Won in millions):

September 30, 2019
Receivables	180,376
Accrued income	990
Rental deposits	930
Other assets	21,082
Allowance for credit losses	—

Total	203,378

7.	THE FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy

The fair value hierarchy is determined by the levels of judgment involved in estimating fair values of financial assets and liabilities. The specific financial instruments characteristics and market condition such as volume of transactions and transparency are reflected to the market observable inputs. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities. The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value of its financial assets and financial liabilities. Fair value is measured based on the perspective of a market participant. As such, even when market assumptions are not readily available, the Company’s own assumptions reflect those that market participants would use for measuring the assets or liabilities at the measurement date.

The fair value measurement is described in the one of the following three levels used to classify fair value measurements:

•

Level 1— When fair value of a financial instrument is measured using its fair value at the quoted price in the active market, the fair value of such financial instruments is classified as Level 1. The types of financial instruments generally included in Level 1 are publicly traded equity securities, derivatives, and debt securities issued by governmental bodies.

•

Level 2— When fair value of a financial instrument is measured using valuation techniques, the fair value is classified as Level 2 when all major elements are market observable inputs. The types of financial instruments generally included in Level 2 are most of the debt securities both in local and foreign currencies and regular OTC derivatives such as swaps, forwards, options, etc.

•

Level 3— When fair value of a financial instrument is measured using valuation techniques, the fair value is classified as Level 3 when one or more major elements are inputs that are not observable in the market. The types of financial instruments generally included in Level 3 are non-public securities, complex structured debt securities, and complex OTC derivatives.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of inherent factors of the asset or liability.

(2)	Fair value and book value of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	September 30, 2019
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
Loans and other financial assets at amortized cost (*1)	—	—	603,378	603,378	603,378
Financial liabilities:
Debentures	—	708,617	—	708,617	698,200
Other financial liabilities (*1)	—	—	10,389	10,389	10,389

(*1)

For loans and other financial assets at amortized cost and other financial liabilities classified as Level 3, book value is considered to be the approximate value of fair value and therefore, the book value is disclosed as the fair value.

The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the Company determines the fair value using valuation techniques. For the disclosed items in which book value is considered to be the approximate value of fair value, valuation techniques and input variables are not disclosed. Valuation techniques for the fair value of financial assets and liabilities that are recorded at amortized cost are as follows.

Debentures	The fair value is measured by discounting the projected cash flows of a debenture by applying the market discount rate that is reflecting credit rating of the Company.

(3)	Carrying amounts of financial assets and liabilities by each category are as follows (Unit: Korean Won in millions):

September 30, 2019
Financial assets at amortized cost
Financial assets:
Due from banks	400,000
Other financial assets	203,378

Total	603,378

September 30, 2019
Financial liabilities at amortized cost
Financial liabilities:
Debentures	698,200
Other financial liabilities	10,389

Total	708,589

(4)	Income or expense from financial assets and liabilities by each category are as follows (Unit: Korean Won in millions):

September 30, 2019
Interest income (expense)
Loans and other financial assets at amortized cost	3,981
Financial liabilities at amortized cost	(3,216)

Total	765

8.	INVESTMENTS IN SUBSIDIARIES AND ASSOCIATES

(1)	Investments in subsidiaries are as follows (Unit: Korean Won in millions):

				September 30, 2019
Subsidiaries (*)	Location	Capital stock	Main business	Number of shares	Percentage of ownership (%)	Financial statements as of (2019)
Woori Bank	Korea	3,381,400	Finance	676,000,000	100	September 30
Woori Card Co., Ltd.	Korea	896,300	Finance	179,266,200	100	September 30
Woori Investment Bank Co., Ltd.	Korea	337,100	Other credit finance	403,404,538	59.8	September 30
Woori FIS Co., Ltd.	Korea	24,500	System software development & maintenance	4,900,000	100	September 30
Woori Finance Research Institute Co., Ltd.	Korea	3,000	Other service business	600,000	100	September 30
Woori Credit Information Co., Ltd.	Korea	5,000	Credit information	1,008,000	100	September 30
Woori Fund Service Co., Ltd.	Korea	10,000	Finance	2,000,000	100	September 30
Woori Asset Management Corp.	Korea	20,000	Finance	2,920,000	73	September 30
Woori Private Equity Asset Management Co., Ltd.	Korea	30,000	Finance	6,000,000	100	September 30
ABL Global Asset Management Co., Ltd.	Korea	20,000	Finance	4,000,000	100	September 30

(*)	Only subsidiaries invested directly by the company are included.

(2)	Changes in the carrying value of investments in subsidiaries are as follows (Unit: Korean Won in millions):

	For the period from January 11, 2019 (date of incorporation) to September 30, 2019
	Beginning balance	Acquisition	Disposal	Ending balance
Woori Bank(*1)	—	17,921,151	—	17,921,151
Woori Card Co., Ltd.(*2)	—	1,118,367	—	1,118,367
Woori Investment Bank Co., Ltd.(*2)	—	392,795	—	392,795
Woori FIS Co., Ltd.(*1)	—	21,754	—	21,754
Woori Finance Research Institute Co., Ltd.(*1)	—	1,677	—	1,677
Woori Credit Information Co., Ltd.(*1)	—	16,466	—	16,466
Woori Fund Service Co., Ltd.(*1)	—	13,939	—	13,939
Woori Asset Management Corp.(*3)	—	122,449	—	122,449
Woori Private Equity Asset Management Co., Ltd.(*1)	—	7,796	—	7,796
ABL Global Asset Management Co., Ltd.(*4)	—	33,000	—	33,000

Total	—	19,649,394	—	19,649,394

(*1)	The Company acquired through the comprehensive stock transfer when established.

(*2)	Woori card Co., Ltd. And Woori investment Bank Co., Ltd. were transferred from second-tier subsidiaries into subsidiaries in September, 2019.

(*3)	The company newly acquired 73% interest in Tongyang Asset Management Corporation and changed the name as Woori Asset Management Corporation.

(*4)

The remaining payment was completed in August, 2019 after the request for the change of major shareholder was approved by the Financial Service Commission in July, 2019. The follow-up process is in progress to close the deal.

9.	PREMISES AND EQUIPMENT

(1)	Details of premises and equipment are as follows (Unit: Korean Won in millions):

	September 30, 2019
	Building	Properties for business use	Leasehold Improvement	Total
Premises and equipment (ownership)	—	3,866	1,906	5,772
Right-of-use asset	1,795	431	—	2,226

Total	1,795	4,297	1,906	7,998

(2)	Premises and equipment (ownership)

i)	Details of premises and equipment (ownership) are as follows (Unit: Korean Won in millions):

	September 30, 2019
	Properties for business use	Leasehold Improvement	Total
Acquisition cost	4,412	2,184	6,596
Accumulated depreciation	(546)	(278)	(824)

Net carrying value	3,866	1,906	5,772

ii)	Details of changes in premises and equipment (ownership) are as follows (Unit: Korean Won in millions):

	For the period from January 11, 2019 (date of incorporation) to September 30, 2019
	Properties for business use	Leasehold Improvement	Total
Beginning balance	—	—	—
Acquisition	4,412	2,184	6,596
Depreciation	(546)	(278)	(824)

Ending balance	3,866	1,906	5,772

(3)	Right-of-use asset

i)	Details of right-of-use asset are as follows (Unit: Korean Won in millions):

	September 30, 2019
	Building	Properties for business use	Total
Acquisition cost	2,871	568	3,439
Accumulated depreciation	(1,076)	(137)	(1,213)

Net carrying value	1,795	431	2,226

ii)	Details of changes in right-of-use asset are as follows (Unit: Korean Won in millions):

	For the period from January 11, 2019 (date of incorporation) to September 30, 2019
	Building	Properties for business use	Total
Beginning balance	—	—	—
New contract	2,871	568	3,439
Depreciation	(1,076)	(137)	(1,213)

Ending balance	1,795	431	2,226

10.	INTANGIBLE ASSETS

(1)	Details of intangible assets are as follows (Unit: Korean Won in millions):

	September 30, 2019
	Software	Development Cost	Total
Acquisition cost	2,729	1,901	4,630
Accumulated amortization	(797)	(81)	(878)

Net carrying value	1,932	1,820	3,752

(2)	Details of changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the period from January 11, 2019 (date of incorporation) to September 30, 2019
	Software	Development Cost	Total
Beginning balance	—	—	—
Acquisition	2,729	1,901	4,630
Amortization	(797)	(81)	(878)

Ending balance	1,932	1,820	3,752

11.	OTHER ASSETS

Details of other assets are as follows (Unit: Korean Won in millions):

September 30, 2019
Prepaid expenses	184

12.	DEBENTURES

Details of debentures are as follows (Unit: Korean Won in millions):

	September 30, 2019
	Interest rate (%)	Amount
Debentures in local currency:
Others	2.13~2.28	700,000
Deduction:
Discounts on bond		(1,800)

Total		698,200

13.	PROVISIONS

(1)	Details of provisions are as follows (Unit: Korean Won in millions):

September 30, 2019
Asset retirement obligation	597

(2)	Changes in asset retirement obligation are as follows (Unit: Korean Won in millions):

For the period from January 11, 2019 (date of incorporation) to September 30, 2019
Beginning balance	—
Amortization	9
Increase in restoration costs	588

Ending balance	597

The amount of the asset retirement obligation is the present value of the best estimate of future expected expenditure to settle the obligation – arising from leased premises as of September 30, 2019, discounted by appropriate discount rate.

14.	NET DEFINED BENEFIT LIABILITY

The characteristics of the Company’s defined benefit retirement pension plans characteristics are as follows:

Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. The plan liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

The Company is exposed to various risks through defined benefit retirement pension plan, and the most significant risks are as follows:

Volatility of asset	The defined benefit obligation was estimated with a discount rate calculated based on blue chip corporate bonds earnings. A deficit may occur if the rate of return on plan assets falls short of the discount rate.

Decrease in profitability of blue chip bonds	A decrease in profitability of blue chip bonds will be partially offset by some increase in the value of debt securities that the employee benefit plan owns but will bring an increase in the defined benefit obligation.

Risk of inflation	Most defined benefit obligations are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the defined benefit retirement pension plans if an inflation rate increases.

(1)	Details of net defined benefit liability are as follows (Unit: Korean Won in millions):

September 30, 2019
Present value of defined benefit obligation	14,575
Fair value of plan assets	(8,942)

Net defined benefit liability	5,633

(2)	Changes in the carrying value of defined benefit obligation are as follows (Unit: Korean Won in millions):

For the period from January 11, 2019 (date of incorporation) to September 30, 2019
Beginning balance	—
Succession from transferred company	8,877
Effect of new/transfer	3,360
Current service cost	1,119
Interest cost	190
Remeasurements
Financial assumptions	717
Experience adjustments	312

Ending balance	14,575

(3)	Changes in the plan assets are as follows (Unit: Korean Won in millions):

For the period from January 11, 2019 (date of incorporation) to September 30, 2019
Beginning balance	—
Succession from transferred company	8,877
Interest income	87
Remeasurements	(22)

Ending balance	8,942

(4)

Plan assets wholly consist of time deposits as of September 30, 2019. Among plan assets, realized returns on plan assets amount to 65 million Won for the period from January 11, 2019 (date of incorporation) to September 30, 2019.

(5)	Amounts related to the defined benefit plan that are recognized in the separate statements of net income and total comprehensive income are as follows (Unit: Korean Won in millions):

For the period from January 11, 2019 (date of incorporation) to September 30, 2019
Current service cost	1,119
Effect of new/transfer	3,360
Net interest income	103

Cost recognized in net income	4,582

Remeasurements(*)	1,050

Cost recognized in total comprehensive income	5,632

(*)	This is an amount before considering the tax effects.

(6)	Key actuarial assumptions used in defined benefit liability measurement are as follows:

September 30, 2019
Discount rate	1.95%
Future wage growth rate	5.76%
Mortality rate	Issued by Korea Insurance Development Institute
Retirement rate	Issued by Korea Insurance Development Institute

(7)	The sensitivity to actuarial assumptions used in the assessment of defined benefit obligation is as follows (Unit: Korean Won in millions):

		September 30, 2019
Discount rate	Increase by 1% point	(1,239)
	Decrease by 1% point	1,430
Future wage growth rate	Increase by 1% point	1,363
	Decrease by 1% point	(1,210)

15.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

September 30, 2019
Other financial liabilities:
Accounts payable	4,282
Accrued expenses	4,116
Lease liabilities	1,894
Other miscellaneous financial liabilities	97

Sub-total	10,389

Other liabilities:
Other miscellaneous liabilities	4,680

Total	15,069

16.	CAPITAL STOCK AND CAPITAL SURPLUS

(1)	The number of authorized shares and others are as follows:

September 30, 2019
Shares of common stock authorized	4,000,000,000 Shares
Par value	5,000 Won
Shares of common stock issued	722,267,683 Shares
Capital stock	3,611,338 million Won

(2)

The total number of issued shares as of September 30, 2019 has changed into 722,267,683 from 680,164,306 on the date of incorporation due to 42,103,377 newly issued stocks for stock exchange with Woori card Co., Ltd.

(3)	Details of capital surplus are as follows (Unit: Korean Won in millions):

September 30, 2019
Capital in excess of par value	14,872,063

17.	HYBRID SECURITY

Details of bond-type hybrid tier 1 securities classified as equity are as follows (Unit: Korean Won in millions)

Type	Issue Date	Maturity	Interest Rate (%)	September 30, 2019
Securities in local currency	2019-07-18	—	3.49	500,000
Issue Cost				(1,217)

Total				498,783

The hybrid security has no fixed maturity but can be called in advance after 5 years from the date of issuance.

18.	OTHER EQUITY

(1)	Details of other equity are as follows (Unit: Korean Won in millions):

September 30, 2019
Accumulated other comprehensive income:
Remeasurement loss related to defined benefit plan	(761)

(2)	Changes in the accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the period from January 11, 2019 (date of incorporation) to September 30, 2019
	Beginning balance	Increase (Decrease)	Income tax effect	Ending balance
Remeasurement loss related to defined benefit plan	—	(1,050)	289	(761)

19.	RETAINED EARNINGS

Details of retained earnings are as follows (Unit: Korean Won in millions):

September 30, 2019
Retained earnings before appropriation	632,918

20.	REGULATORY RESERVE FOR CREDIT LOSS

In accordance with the Paragraph 1 and 3 of Article 27 of the Regulation on the Supervision of Financial Holding Companies, the Company discloses the regulatory reserve for credit loss.

(1)	Balance of the planned regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

September 30, 2019
Beginning balance	—

Planned provision of regulatory reserve for credit loss	1,012

Ending balance	1,012

(2) Planned reserves provided, adjusted net income after the planned reserves provided and adjusted EPS after the planned reserves provided are as follows (Unit: Korean Won in millions, except for EPS amount):

	2019
	Three months ended September 30	For the period from January 11, 2019 (date of incorporation) to September 30, 2019
Net income	(10,941)	636,490
Provision of regulatory reserve for credit loss	2	1,012
Adjusted net income after the provision of regulatory reserve	(10,943)	635,478
Adjusted EPS after the provision of regulatory reserve (Unit: Korean Won)(*)	(21)	924

(*)	The dividends of hybrid security are excluded.

21.	NET INTEREST INCOME

(1)	Interest income recognized is as follows (Unit: Korean Won in millions):

	2019
	Three months ended September 30	For the period from January 11, 2019 (date of incorporation) to September 30, 2019
Loans and other financial assets at amortized cost:
Interest on due from banks	3,467	3,968
Interest on other receivables	5	13

Total	3,472	3,981

(2)	Interest expenses recognized are as follows (Unit: Korean Won in millions):

	2019
	Three months ended September 30	For the period from January 11, 2019 (date of incorporation) to September 30, 2019
Interest on borrowings	—	495
Interest on debentures	2,339	2,677
Other interest expense	3	9
Interest on lease liabilities	11	35

Total	2,353	3,216

22.	NET FEES AND COMMISSIONS LOSS

(1)	There is no fees and commissions income for the period from January 11, 2019 (date of incorporation) to September 30, 2019.

(2)	Details of fees and commissions expense are as follows (Unit: Korean Won in millions):

	2019
	Three months ended September 30	For the period from January 11, 2019 (date of incorporation) to September 30, 2019
Fees and commissions paid	801	3,786
Others	1,712	6,139

Total	2,513	9,925

23.	DIVIDEND INCOME

Details of dividend income recognized are as follows (Unit: Korean Won in millions):

	2019
	Three months ended September 30	For the period from January 11, 2019 (date of incorporation) to September 30, 2019
Dividend income from investments in subsidiaries	—	676,000

24.	GENERAL AND ADMINISTRATIVE EXPENSES

(1)	Details of general and administrative expenses are as follows (Unit: Korean Won in millions):

			Three months ended September 30	For the period from January 11, 2019 (date of incorporation) to September 30, 2019
Employee benefits	Short-term employee benefits	Salaries	4,782	12,063
		Employee fringe benefits	882	4,007
	Retirement benefit service costs		393	4,582
	Share-based payment		97	627

		Sub-total	6,154	21,279

Depreciation and amortization			1,149	2,915

Other general and administrative expenses	Rent		177	511
	Taxes and public dues		65	175
	Service charges		945	1,929
	Computer and IT related		435	1,124
	Telephone and communication		52	152
	Operating promotion		182	433
	Advertising		13	473
	Printing		15	60
	Traveling		146	252
	Supplies		27	82
	Insurance premium		—	164
	Reimbursement		222	585
	Vehicle maintenance		38	87
	Others		4	13

		Sub-total	2,321	6,040

	Total		9,624	30,234

(2)	Performance condition share-based payment

Details of performance condition share-based payment granted to executives as of September 30, 2019 are as follows.

i)	Share-based payment

Subject to	Shares granted for the year 2019
Type of payment	Cash-settled
Performance evaluation period	January 11, 2019 ~ December 31, 2022
Base date for payment	January 1, 2023
Number of shares measured as of the closing date (*)	57,517

(*)

The number of payable stock is granted at the initial contract date and the payment rate is determined based on the achievement of the pre-determined performance targets. Performance is evaluated as long-term performance indication including relative shareholder return, net income, return on equity (ROE), non-performing loan ratio and job performance

ii)

The Company accounts for performance condition share-based payment according to the cash-settled method and the fair value of the liabilities is reflected in the compensation costs by re-measuring per every closing period. As of September 30, 2019, the book value of the liabilities related to the performance condition share-based payment recognized by the Company is 627 million Won.

25.	OTHER NON-OPERATING LOSS

(1)	Details of other non-operating income and expenses recognized are as follows (Unit: Korean Won in millions):

	2019
	Three months ended September 30	For the period from January 11, 2019 (date of incorporation) to September 30, 2019
Other non-operating income	—	—
Other non-operating expenses	(155)	(755)

Net other non-operating income	(155)	(755)

(2)	Details of other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

	2019
	Three months ended September 30	For the period from January 11, 2019 (date of incorporation) to September 30, 2019
Donation	155	755

26.	INCOME TAX BENEFIT

(1)	Details of income tax benefit are as follows (Unit: Korean Won in millions):

For the period from January 11, 2019 (date of incorporation) to September 30, 2019
Current tax expense:
Current tax expense in respect of the current period	—

Sub-total	—

Deferred tax benefit:
Deferred tax assets (liabilities) relating to the origination and reversal of temporary differences	(928)
Income tax benefit relating to items that are recognized directly in equity	289

Income tax benefit	(639)

(2)	Income tax benefit reconciled to net income before income tax expense is as follows (Unit: Korean Won in millions):

For the period from January 11, 2019 (date of incorporation) to September 30, 2019
Net income before income tax benefit	635,851
Tax calculated at statutory tax rate (*1)	164,497
Adjustments:
Effect of income that is exempt from taxation	(179,903)
Effect of expenses that are not deductible in determining taxable profit	103
Others	14,664

Sub-total	(165,136)

Income tax benefit	(639)

Effective tax rate (*2)	—

(*1)	The corporate tax rate is 11% up to 200 million Won in tax basis, 22% over 200 million Won to 20 billion Won, 24.2% over 20 billion Won to 300 billion Won and 27.5% over 300 billion Won.
(*2)	The effective tax rate is not calculated because the income tax expense is negative.

(3)	Details of accumulated deferred tax relating to items that are recognized directly in equity are as follows (Unit: Korean Won in millions):

September 30, 2019
Remeasurement of the net defined benefit liability	289

27.	EARNINGS PER SHARE

(1)

Basic earnings per share is calculated by dividing net income by weighted-average number of common shares outstanding (Unit: Korean Won in millions, except for earnings per share and number of shares):

	2019
	Three months ended September 30	For the period from January 11, 2019 (date of incorporation) to September 30, 2019
Net income(loss) for the period attributable to owners	(10,941)	636,490
Dividends to hybrid securities	(3,572)	(3,572)
Net income(loss) attributable to common shareholders	(14,513)	632,918
Weighted-average number of common shares outstanding (Unit: shares in million)	690	684
Basic earnings per share (Unit: Korean Won)	(21)	926

(2)	Weighted-average number of common shares outstanding as of September 30, 2019 is as follows.

	For the nine months ended September 30, 2019
	Period	Number of shares	Dates	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	2019-01-11 ~ 2019-09-30	680,164,306	263	178,883,212,478
Issuance of stock (Comprehensive stock exchange)	2019-09-10 ~ 2019-09-30	42,103,377	21	884,170,917

Sub-total (①)				179,767,383,395

Weighted average number of common shares outstanding (②=(①/263)				683,526,173

Diluted earnings per share is equal to basic earnings per share because there is no dilution effect for the period from January 11, 2019 (date of incorporation) to September 30, 2019.

28.	CONTINGENT LIABILITIES AND COMMITMENTS

(1)	As of September 30, 2019, the Company has no litigation cases in progress.

(2)

The Company decided to enter into a stock sales agreement with a major shareholder of Kukje Trust Co., Ltd. to acquire 44.5% interest (58.6% of voting rights) during July, 2019, and to acquire additional 21.3% interest (28.0% of voting rights) after a certain period. The expected acquisition date is not available now as the agreement is valid only after the subsidiary transfer approval of the Financial Services Commission. The Company also decided to purchase 6.5% interest (8.6% of voting rights) of Kukje Trust Co., Ltd. from Woori bank which is expected to acquire on the same date of the acquisition date of major shareholder.

29.	RELATED PARTY TRANSACTIONS

Related parties of the Company as of September 30, 2019 and its assets and liabilities recognized as of September 30, 2019, major transactions with related parties for the period from January 11, 2019 (date of incorporation) to September 30, 2019 and compensation to key management are as follows:

(1)	Related parties as of September 30, 2019 are as follows:

Related parties
Subsidiaries	Woori Bank, Woori Card Co., Ltd., Woori Investment Bank Co., Ltd., Woori FIS Co., Ltd., Woori Finance Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Service Co., Ltd., Woori Asset Management Corp., Woori Private Equity Asset Management Co., Ltd., ABL Global Asset Management Co., Ltd., Woori America Bank, PT Bank Woori Saudara Indonesia 1906 Tbk, Woori Global Markets Asia Limited, Woori Bank China Limited, AO Woori Bank, Banco Woori Bank do Brasil S.A., Korea BTL Infrastructure Fund, Woori Finance Cambodia PLC., Woori Finance Myanmar Co., Ltd., Wealth Development Bank, Woori Bank Vietnam Limited, WB Finance Co., Ltd., Woori Bank Europe, TUTU Finance-WCI Myanmar Co., Ltd., Woori Bank Principal and Interest Guaranteed Trust and Woori Bank Principal Guaranteed Trust (“Consolidated trusts”), Kumho Trust First Co., Ltd. and 57 SPCs, Heungkuk Woori Tech Company Private Placement Investment Trust No. 1 and 11 beneficiary certificates

Associates	Woori Service Networks Co., Ltd., Korea Credit Bureau Co., Ltd., Korea Finance Security Co., Ltd., Chin Hung International Inc., 2016KIF-IMM Woori Bank Technology Venture Fund, K BANK Co., Ltd., Well to Sea No. 3 Private Equity Fund, and others (Dongwoo C & C Co., Ltd. and 28 associates)

(2) Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

Related party	Title of account	September 30, 2019
Woori Bank	Cash and cash equivalents	248,582
	Premises and equipment	1,795
	Other financial assets and Other assets	547,399
	Other financial liabilities and Other liabilities	2,040
Woori Card Co., Ltd.	Other financial assets and Other assets	33,572
	Other financial liabilities and Other liabilities	240
Woori FIS Co., Ltd.	Other financial assets and Other assets	303
Woori Finance Research Institute Co., Ltd.	Other financial assets and Other assets	117
Woori Credit Information Co., Ltd.	Other financial assets and Other assets	509
Woori Fund Service Co., Ltd.	Other financial assets and Other assets	396
Woori Service Networks Co., Ltd.	Other financial liabilities and Other liabilities	66

(3) Gains or losses from transactions with related parties are as follows (Unit: Korean Won in millions):

Related party	Title of account	For the period from January 11, 2019 (date of incorporation) to September 30, 2019
Woori Bank	Interest income	3,981
	Dividend income	676,000
	Interest expenses	37
	Fees and commissions expense	2
	General and administrative expenses	1,574
Woori FIS Co., Ltd.	General and administrative expenses	872
Woori Finance Research Institute Co., Ltd.	Fees and commissions expenses	4,200
Woori Service Networks Co., Ltd.	General and administrative expenses	577

(4)	There is no major borrowing and loan transactions with the related parties during the period from January 11, 2019 (date of incorporation) to September 30, 2019.

(5)	There is no guarantees provided to the related parties. The unused commitments provided from the related parties are as follows (Unit: Korean Won in millions):

	September 30, 2019	Warranty
Woori Card Co., Ltd.	532	Unused commitments

(6) Details of compensation to key management are as follows (Unit: Korean Won in millions):

For the period from January 11, 2019 (date of incorporation) to September 30, 2019
Short-term employee benefits	2,808
Retirement benefit service costs	392
Share-based payment	405

Total	3,605

Key management includes registered executives and non-registered executives. As of September 30, 2019, there is no assets, liabilities, allowance and impairment loss due to credit losses from transactions with key management.

30.	LEASES LIABILITY

(1)	Details of lease liability are as follows (Unit: Korean Won in millions):

September 30, 2019
Lease payments
Within one year	1,342
After one year but within five years	584

(2)	Total cash outflows from lease for the period from January 11, 2019 (date of incorporation) to September 30, 2019 are as follows (Unit: Korean Won in millions):

For the period from January 11, 2019 (date of incorporation) to September 30, 2019
Cash outflows from lease	953

(3)	The Bank recognized the amount of 70 million Won as the lease payments for low-value assets for the period from January 11, 2019 (date of incorporations) to September 30, 2019.